Kibush Capital Corporation

c/o McGee Law Firm, LLC

5635 N. Scottsdale Road, Suite 130

Scottsdale, AZ 85250

April 10, 2015

Erin Purnell Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549	VIA EDGAR and E-MAIL

Re:	Application for Withdrawal of Registration Statement on Form 10 filed February 13, 2015 File No. 000-55256

Dear Ms. Purnell:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Kibush Capital Corporation, a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-55256), filed by the Company on February 13, 2015 (together with all exhibits thereto, the “Registration Statement”), in connection with the registration of the Company’s common stock, par value $0.001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective as of the date hereof.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on April 14, 2015 (60 days after the initial filing of the Form 10 Registration Statement). The Company received a comment letter from the Commission, dated March 12, 2015 and believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date in order to effectively address the Commission’s comments. Accordingly, the Company respectfully requests that an order granting the withdrawal of the Form 10 Registration Statement be issued by the Commission immediately.

Should you have any questions regarding the foregoing application for withdrawal, please contact Jonathan McGee at 480-729-6208, of McGee Law Firm, LLC, our legal counsel in connection with the Form 10 Registration Statement.

Very truly yours,

KIBUSH CAPITAL CORPORATION

/s/ Warren Sheppard

Warren Sheppard

President & Chief Executive Officer